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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Emergent Group Inc.
(Name of Subject Company)

Sunrise Merger Sub, Inc.
(Offeror)
a wholly owned subsidiary of

Universal Hospital Services, Inc.
(Parent of Offeror)

COMMON STOCK, $0.04 PAR VALUE PER SHARE
(Title of Class of Securities)

29089V-20-3
(CUSIP Number of Class of Securities)

Rex T. Clevenger
Executive Vice President and Chief Financial Officer
Universal Hospital Services, Inc.
7700 France Avenue South, Suite 275
Edina, Minnesota 55435-5228
(952) 893-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copy to:

Christopher J. Bellini
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
(612) 340-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$60,000,000	$6,966

*
Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase all 6,955,258 outstanding shares of common stock (including 214,098 restricted shares), shares of common stock issuable upon exercise of options to purchase 191,439 shares of common stock and shares of common stock issuable pursuant to warrants to purchase 1,196 shares of common stock of Emergent Group Inc. at a purchase price of $8.46 cash per share, as of February 25, 2011, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001161.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this "Schedule TO") is filed by (i) Sunrise Merger Sub, Inc., a Nevada corporation (the "Purchaser"), and a wholly owned subsidiary of Universal Hospital Services, Inc., a Delaware corporation ("Parent"), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.04 per share (the "Shares"), of Emergent Group Inc., a Nevada corporation ("Emergent Group"), at a purchase price of $8.46 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2011 (which, together with any amendments and supplements thereto, collectively constitute the "Offer to Purchase"), and in the related letter of transmittal (as it may be amended or supplemented, the "Letter of Transmittal"), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the "Offer").

        All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

        References to specific sections of the Offer to Purchase herein refer to the numbered sections under the heading "The Tender Offer," except for references to the "Summary Term Sheet" and "Introduction" headings.

Item 1.    Summary Term Sheet

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Emergent Group Inc., a Nevada corporation. Emergent Group's principal executive offices are located at 10939 Pendleton Street, Sun Valley, California 91352 and its telephone number is (818) 394-2800.

        (b)   This Schedule TO relates to the Offer by the Purchaser to purchase all of the Shares at a purchase price of $8.46 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. Emergent Group has advised Parent and the Purchaser that, as of the close of business on February 25, 2011, there were 6,955,258 Shares outstanding (including 214,098 restricted Shares), outstanding options to purchase 191,439 Shares and outstanding warrants to purchase 1,196 Shares.

        (c)   Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase entitled "Price Range of the Shares; Dividends" and is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction

        The information set forth in the sections of the Offer to Purchase entitled "Introduction," "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedures for Accepting the Offer

and Tendering Shares," "Withdrawal Rights," "Certain United States Federal Income Tax Consequences," "Certain Effects of the Offer," "Certain Conditions of the Offer," "Background of the Offer; Past Contacts or Negotiations with Emergent Group" and "Purpose of the Offer; Plans for Emergent Group" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        The information set forth in the sections of the Offer to Purchase entitled "Introduction," "Summary Term Sheet," "Certain Information Concerning Parent and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with Emergent Group," "Purpose of the Offer; Plans for Emergent Group" and "The Merger Agreement; Other Agreements" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        The information set forth in the sections of the Offer to Purchase entitled "Introduction," "Summary Term Sheet," "Price Range of the Shares; Dividends," "Certain Effects of the Offer," "Purpose of the Offer; Plans for Emergent Group" and "The Merger Agreement; Other Agreements" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Source and Amount of Funds," "The Merger Agreement; Other Agreements" and "Certain Conditions of the Offer" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company

        The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used

        The information set forth in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements

        Not applicable.

Item 11.    Additional Information

        (a)(1)    The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with Emergent Group," "Purpose of the Offer; Plans for Emergent Group" and "The Merger Agreement; Other Agreements" is incorporated herein by reference.

        (a)(2)    The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for Emergent Group," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(3)    The information set forth in the sections of the Offer to Purchase entitled "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4)    The information set forth in the sections of the Offer to Purchase entitled "Certain Effects of the Offer," "Source and Amount of Funds" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(5)    The information set forth in the section of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (b)    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 2, 2011
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on March 2, 2011
(a)(5)(A)
Press Release issued by Universal Hospital Services, Inc., issued February 7, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Universal Hospital Services, Inc. on February 7, 2011)
(a)(5)(B)
Email to Universal Hospital Services, Inc. employees, dated February 7, 2011 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Universal Hospital Services, Inc. on February 7, 2011)
(a)(5)(C)
Transcript of Pre-Recorded Message, released on February 7, 2011 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Universal Hospital Services, Inc. on February 7, 2011)
(a)(5)(D)
Presentation Materials accompanying Pre-Recorded Message, dated February 7, 2011 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Universal Hospital Services, Inc. on February 7, 2011)
(a)(5)(E)
Talking Points of Rex T. Clevenger used at UBS Healthcare Conference in New York, New York on February 7, 2011 (incorporated by reference to the Schedule TO-C filed by Universal Hospital Services, Inc. on February 7, 2011)
(a)(5)(F)	Transcript of Conference Call held on February 7, 2011 (incorporated by reference to the Schedule TO-C filed by Universal Hospital Services, Inc. on February 7, 2011)
(a)(5)(G)	Transcripts of Conference Calls held on February 8, 2011 (incorporated by reference to the Schedule TO-C filed by Universal Hospital Services, Inc. on February 8, 2011)
(a)(5)(H)	Complaint filed by Brian McManus, individually and on behalf of others similarly situated, on February 22, 2011 in the Superior Court of the State of California, County of Los Angeles

Exhibit No.	Description
(d)(1)	Agreement and Plan of Merger, dated February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Emergent Group Inc. (incorporated by reference to Exhibit 2.1 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(2)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Louis Buther (incorporated by reference to Exhibit 2.2 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(3)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Bruce J. Haber (incorporated by reference to Exhibit 2.3 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(4)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Bruce Haber Family Trust under Agreement dated November 16, 2005 (incorporated by reference to Exhibit 2.4 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(5)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Jessica Haber Irrevocable Trust dated August 13, 1999 (incorporated by reference to Exhibit 2.5 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(6)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and William M. McKay (incorporated by reference to Exhibit 2.6 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(7)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and K. Dean Reade, Jr. (incorporated by reference to Exhibit 2.7 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(8)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Mark Waldron (incorporated by reference to Exhibit 2.8 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(9)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Howard Waltman (incorporated by reference to Exhibit 2.9 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(10)	Non-Disclosure Agreement, dated October 26, 2010, between Universal Hospital Services, Inc. and Emergent Group Inc.
(d)(11)	Exclusivity Agreement, dated December 22, 2010, between Universal Hospital Services, Inc. and Emergent Group Inc.
(d)(12)	Exclusivity Agreement Extension, dated January 27, 2011, between Universal Hospital Services, Inc. and Emergent Group Inc.

Item 13.    Information required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sunrise Merger Sub, Inc.
By:	/s/ GARY D. BLACKFORD
	Name:	Gary D. Blackford
	Title:	Chief Executive Officer
	Dated:	March 2, 2011
Universal Hospital Services, Inc.
By:	/s/ GARY D. BLACKFORD
	Name:	Gary D. Blackford
	Title:	Chairman of the Board and Chief Executive Officer
	Dated:	March 2, 2011

 Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 2, 2011
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on March 2, 2011
(a)(5)(A)
Press Release issued by Universal Hospital Services, Inc., issued February 7, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Universal Hospital Services, Inc. on February 7, 2011)
(a)(5)(B)
Email to Universal Hospital Services, Inc. employees, dated February 7, 2011 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Universal Hospital Services, Inc. on February 7, 2011)
(a)(5)(C)
Transcript of Pre-Recorded Message, released on February 7, 2011 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Universal Hospital Services, Inc. on February 7, 2011)
(a)(5)(D)
Presentation Materials accompanying Pre-Recorded Message, dated February 7, 2011 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Universal Hospital Services, Inc. on February 7, 2011)
(a)(5)(E)
Talking Points of Rex T. Clevenger used at UBS Healthcare Conference in New York, New York on February 7, 2011 (incorporated by reference to the Schedule TO-C filed by Universal Hospital Services, Inc. on February 7, 2011)
(a)(5)(F)	Transcript of Conference Call held on February 7, 2011 (incorporated by reference to the Schedule TO-C filed by Universal Hospital Services, Inc. on February 7, 2011)
(a)(5)(G)	Transcripts of Conference Calls held on February 8, 2011 (incorporated by reference to the Schedule TO-C filed by Universal Hospital Services, Inc. on February 8, 2011)
(a)(5)(H)	Complaint filed by Brian McManus, individually and on behalf of others similarly situated, on February 22, 2011 in the Superior Court of the State of California, County of Los Angeles
(d)(1)
Agreement and Plan of Merger, dated February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Emergent Group Inc. (incorporated by reference to Exhibit 2.1 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(2)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Louis Buther (incorporated by reference to Exhibit 2.2 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)

Exhibit No.	Description
(d)(3)	Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Bruce J. Haber (incorporated by reference to Exhibit 2.3 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(4)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Bruce Haber Family Trust under Agreement dated November 16, 2005 (incorporated by reference to Exhibit 2.4 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(5)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Jessica Haber Irrevocable Trust dated August 13, 1999 (incorporated by reference to Exhibit 2.5 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(6)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and William M. McKay (incorporated by reference to Exhibit 2.6 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(7)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and K. Dean Reade, Jr. (incorporated by reference to Exhibit 2.7 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(8)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Mark Waldron (incorporated by reference to Exhibit 2.8 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(9)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Howard Waltman (incorporated by reference to Exhibit 2.9 to Universal Hospital Services, Inc.'s Current Report on Form 8-K filed on February 7, 2011)
(d)(10)	Non-Disclosure Agreement, dated October 26, 2010, between Universal Hospital Services, Inc. and Emergent Group Inc.
(d)(11)	Exclusivity Agreement, dated December 22, 2010, between Universal Hospital Services, Inc. and Emergent Group Inc.
(d)(12)	Exclusivity Agreement Extension, dated January 27, 2011, between Universal Hospital Services, Inc. and Emergent Group Inc.

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information required by Schedule 13E-3.
SIGNATURE
Exhibit Index